Webull Financial LLC

44 Wall Street

New York, NY, 10005

December 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	JM GROUP LIMITED
Registration Statement on Form F-1, as amended
File No. 333-289556 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above- referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on December 9, 2025, or as soon thereafter as practicable.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Ye & Associates, P.C., counsel of the representative of the underwriters, at 929-300-7489 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

Webull Financial LLC

By:	/s/ Anthony Denier
Name: Anthony Denier
Title: Chief Executive Officer